EXHIBIT (a) (27)


[DANA LOGO]
                GLOBAL COMMUNICATION WEBCAST o Executive Summary

The Oct. 8, 2003 Dana Global Communication Webcast was the first in a series of enhanced, interactive communications with Dana people worldwide. The live webcast reached Dana people at more than 400 locations in 20 countries and 21 U.S. states. Following is a summary of some of the key messages communicated during this webcast.

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BILL CARROLL [picture inset of Bill Carroll]
ACTING PRESIDENT & CHIEF OPERATING OFFICER
Together, we are all still coming to terms with the untimely passing of our leader, Joe Magliochetti. No one cared more about the Dana Corporation than "Joe Mag." As difficult as it is to comprehend Joe's passing, we must move on. Our resolve is only strengthened with an absolute determination to realize the promise Joe always saw in Dana people and the bright future he envisioned for our company.

The Board of Directors and Policy Committee are unified in our commitment to moving forward with complete continuity. Under Joe's guidance, our leadership charted a course that Dana will continue to pursue. There is no "new plan" or "new direction." We're working the plans that we developed together.

The aggressive actions Dana has taken over the past two years are delivering results, and we are confident that Dana is positioned for further growth and success as we move forward. But, as we look to the fourth quarter and beyond, we cannot afford to "let up." We must quicken the pace and capitalize on the momentum we've achieved. The best way to grow Dana and fend off external challenges is to deliver on our promises.

BOB RICHTER [picture inset of Bob Richter]
VICE PRESIDENT & CHIEF FINANCIAL OFFICER
On July 9, 2003, ArvinMeritor launched an unsolicited tender offer for all outstanding shares of Dana common stock at a price of $15 per share. Our Board rejected ArvinMeritor's offer because the Board found it to be a financially inadequate, high-risk proposition that is not in the best interests of the company or its shareholders.

Dana has benefited from its restructuring efforts, which have positively impacted our performance, and at our last analysts' call, we provided earnings guidance of $2 per share for 2004. Delivering on this performance is our strongest defense against ArvinMeritor. Let me explain. At a normal price-to-earnings ratio of 10-times earnings per share, $2 in EPS would translate to a $20 trading price. If we were trading at $20, for example, ArvinMeritor would likely be forced to raise its offer price significantly or to abandon its pursuit of Dana. Analyst and media reports suggest that ArvinMeritor is very near its limits on cash. Therefore, a higher offer would likely involve a combination of cash and ArvinMeritor stock. In that event, in addition to price, shareholders would be likely to consider which management team is best suited to run Dana for the long term. If we achieve our performance objectives, on top of the credibility we've already gained through restructuring, we believe that it would be hard for ArvinMeritor to win that argument.

On September 30, ArvinMeritor announced that it would underperform analysts' expectations for the third and fourth

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[boxed inset: (white text on grayed background)]

               Global Communication Webcast Takeaways

[checkmark]    Focus on improved performance
[checkmark]    Continuity is essential and in place at Dana
[checkmark]    Speed and adaptability are critical
[checkmark]    We must move further, faster
[checkmark]    Never compromise our integrity
[checkmark]    Technology is key
[checkmark]    Keep working our plan; our plan is working
[checkmark]    Dana people are at the heart of our success and
               your efforts are sincerely appreciated


calendar quarters of 2003, and its stock lost about 12% of its value as the market reacted. We expect that this kind of performance will make ArvinMeritor's pursuit of Dana more difficult.

However, this may be a long war. ArvinMeritor has already extended the offer twice. Based on its previous statements, we believe that it will continue to do so until it can effectively put the matter to a shareholder vote at our next annual meeting, which we expect to hold by July 2, 2004. ArvinMeritor said that, if necessary, it will propose a slate of directors who support the offer. In that event, Dana shareholders will have to decide whether to vote for ArvinMeritor's candidates or the directors proposed by our Board. We expect that how we perform during the next 3 to 4 quarters will be an important factor that our shareholders will consider if they face this vote. As such, we must continue to "deliver the goods." However, as we pursue our performance objectives, we must do so with absolute integrity. It is important that we achieve our goals, but we must also preserve the integrity that has been Dana's hallmark for nearly a century.

GUS FRANKLIN [picture inset of Gus Franklin]
PRESIDENT DANA INTERNATIONAL & GLOBAL INITIATIVES
Organizational continuity is vital - and securely in place at Dana. Our current leadership is clear. Acting Chairman Glen Hiner and Acting President and COO Bill Carroll are at the helm and have the full support of Dana's management team.

Moving forward, our direction is not changing. The speed at which we move, however, must be accelerated. And we will continue to evolve our business processes to maximize returns to Dana and its shareholders. Many processes will be driven across the organization, and some will be "centralized." We recognize that this is a sensitive word within Dana, but what we're really talking about is identifying those areas where we can more fully benefit from the leverage of a $10 billion company.

Global sourcing is one such area. There are tremendous potential benefits to be realized from coordinating our efforts in this arena. Furthermore, by largely centralizing these activities, SBUs will be freed to focus more intently on our customers, which is essential. Ultimately, this type of coordination is all about doing what's best for Dana and our shareholders.

                                                      (c) Dana Corporation, 2003